                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO __)(1)

                            R&R ACQUISITION II, INC.
                          ----------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                     [NONE]
                                    ---------
                                 (CUSIP NUMBER)

                                I. STEVEN EDELSON
                                1372 SHERMER ROAD
                           NORTHBROOK, ILLINOIS 60062
                            TELEPHONE: (847) 509-3711

                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                               SEPTEMBER 30, 2006
                                 ---------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F), OR 13D-1(G), CHECK THE FOLLOWING
BOX: [ ].

NOTE. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE
COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS.

---------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. [NONE]
-------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SENK, LLC
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3)    SEC USE ONLY
-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
NUMBER OF                             0
SHARES                   ------------------------------------------------------
BENEFICIALLY             8)    SHARED VOTING POWER
OWNED BY                              10,000,000
EACH                     ------------------------------------------------------
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON                                0
WITH                     ------------------------------------------------------
                         10)   SHARED DISPOSITIVE POWER

                                      10,000,000

-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,000,000
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      80%(2)
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

       CO

------------------
(2) On the basis of 12,500,000 shares of Common Stock reported by the Company to be issued and outstanding as of September 30, 2006 in the Company's latest
Quarterly Report on Form 10QSB, as filed with the Securities and Exchange
Commission on October 4, 2006.

                                  SCHEDULE 13D

CUSIP No. [NONE]
-------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      I. Steven Edelson
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      AF
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
-------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
NUMBER OF                             0
SHARES                   ------------------------------------------------------
BENEFICIALLY             8)    SHARED VOTING POWER
OWNED BY                             10,000,000
EACH                     ------------------------------------------------------
REPORTING                9)    SOLE DISPOSITIVE POWER
PERSON                                0
WITH                     ------------------------------------------------------
                         10)   SHARED DISPOSITIVE POWER

                                      10,000,000
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,000,000
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      80%(3)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN

---------------------------
(3) I. Steven Edelson and Nathaniel Kramer, as managing members, could be deemed to indirectly beneficially own the shares held by SENK, LLC, as they share power to vote and dispose of the securities.

                                  SCHEDULE 13D

CUSIP No. [NONE]
-------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nathaniel Kramer
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      AF
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
-------------------------------------------------------------------------------
                             7)    SOLE VOTING POWER
NUMBER OF                               0
SHARES                       --------------------------------------------------
BENEFICIALLY                 8)    SHARED VOTING POWER
OWNED BY                                10,000,000
EACH                         --------------------------------------------------
REPORTING                    9)    SOLE DISPOSITIVE POWER
PERSON                                  0
WITH                         --------------------------------------------------
                             10)   SHARED DISPOSITIVE POWER
                                        10,000,000
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,000,000
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      80%(4)
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN

-----------------------
(4) I. Steven Edelson and Nathaniel Kramer, as managing members, could be deemed to indirectly beneficially own the shares held by SENK, LLC, as they share power to vote and dispose of the securities.

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $0.0001, (the "Common Stock") of R&R Acquisition II,
Inc., the issuer (the "Company"). The principal executive offices of the Company are located at 1270 Avenue of Americas, 16th Floor, New York, New York 10020.

     Item 2. Identity and Background.

     This statement is being filed jointly by SENK, LLC ("Senk"), I. Steven
Edelson and Nathaniel Kramer, (together, the "Reporting Persons").

     SENK, LLC is an Illinois limited liability company whose principal office is located at 1372 Shermer Road, Northbrook, Illinois 60062, and is a [holding company] dedicated to investing in public entities. I. Steven Edelson and
Nathaniel Kramer are (i) both U.S. citizens, (ii) are managing members of Senk,
(iii) each own 33.3% of Senk, and (iv) have the same business address as Senk.

     The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)
or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     The shares of Common Stock owned directly and indirectly by the Reporting
Persons were acquired with working capital of Senk pursuant to a Common Stock
Purchase Agreement entered into, by and between Senk and the Company, on
September 20, 2006 for the purchase price of Sixty Thousand Dollars ($60,000)
(the "Agreement").

     Item 4. Purpose of Transaction.

     On September 30, 2006 (the "Closing"), pursuant to the Agreement, the
Company closed on a private placement transaction where it sold 10,000,000 shares of its common stock to SENK, LLCfor $60,000. As a condition of the sale, the Company agreed that it would discharge all outstanding liabilities and upon the consummation of the transaction, would have no liabilities and no assets, other than approximately $10,000 in cash. The purpose has been to effect a business combination with an operating business which the Company believes has significant growth potential. No such business combination has yet been identified.

     Effective upon the Closing, I. Steven Edelson, was appointed a Director of the Company, and will hold the seat until the next annual shareholder meeting can be held and until his successor is duly elected and qualified. Effective as of October 4, 2006, I. Steven Edelson and Nathaniel Kramer were appointed
Co-Chief Executive Officers and Lawrence Koehler was appointed Chief Financial
Officer and Secretary.

         Additionally, effective as of October 4, 2006, Arnold P. Kling resigned as President and Kirk M. Warshaw resigned as Chief Financial Officer and
Secretary. Mr. Kling will continue to serve as a Director of the Company until the earlier of either (a) ten days after the filing and mailing of the Schedule
14f-1 Information Statement of the Company contemplated by the Agreement, or (b)
October 15, 2006. Upon Mr. Kling's resignation, as a Director of the Company, the Company expects to appoint Mr. Kramer to the Board to serve until the next annual shareholders meeting can be held and until his successor is duly elected and qualified.

     Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, SENK, LLC, I. Steven Edelson and Nathaniel
Kramer (as members of Senk) may be deemed to beneficially own an aggregate of
10,000,000 shares of Common Stock, representing approximately

80% of the number of shares of Common Stock stated to be outstanding by the
Company on Form 10QSB, as filed with the Securities and Exchange Commission on
October 4, 2006.

     As of the date hereof, I. Steven Edelson may be deemed to indirectly beneficially own an aggregate of 10,000,000 shares of Common Stock, representing approximately 80% of the outstanding shares of Common Stock.

     As of the date hereof, Nathaniel Kramer may be deemed to indirectly beneficially own an aggregate of 10,000,000 shares of Common Stock, representing approximately 80% of the outstanding shares of Common Stock.

     Each of Messrs. Edelson and Kramer disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Senk (except for (i) the indirect interest of I. Steven Edelson by virtue of being a member of Senk, and
(ii) the indirect interest of Nathaniel Kramer by virtue of being a member of
Senk.)

     (b) I. Steven Edelson and Nathaniel Kramer have shared voting power over and shared power to dispose of 10,000,000 shares of Common Stock.

     (c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of of the Company's equity securities during the 60 days preceding the date hereof.

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understanding or Relationships With
Respect to Securities of the Issuer.

     None.

     Item 7. Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Agreement

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2006

                                    By: /s/ I. Steven Edelson
                                    -------------------------------------
                                    Name: I. Steven Edelson,
                                    Title: President

                                    /s/ I. Steven Edelson
                                    -------------------------------------
                                    I. Steven Edelson

                                    /s/ Nathaniel Kramer
                                    -------------------------------------
                                    Nathaniel Kramer

                                    Exhibit A

                            Agreement of Joint Filing

            Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned persons hereby agree to file with the
Securities and Exchange Commission the Statement on Schedule 13D (the
"Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Dated: October 13, 2006

                                   By: /s/ I. Steven Edelson
                                   -------------------------------------
                                   Name: I. Steven Edelson,
                                   Title: President

                                   /s/ I. Steven Edelson
                                   -------------------------------------
                                   I. Steven Edelson

                                   /s/ Nathaniel Kramer
                                   -------------------------------------
                                   Nathaniel Kramer